Exhibit (a)(1)(viii)

AMERICAN GREETINGS CORPORATION ANNOUNCES EXPIRATION AND RESULTS OF EXCHANGE OFFER

Cleveland, Ohio, May 26, 2006 — American Greetings Corporation (NYSE: AM) announced today the expiration of and results for its offer to exchange up to $175.0 million in aggregate principal amount of its 7.00% Convertible Subordinated Notes due July 15, 2006 (the “New Notes”) for its outstanding 7.00% Convertible Subordinated Notes due July 15, 2006 (the “Old Notes”).

The exchange offer expired at 12:00 midnight, New York City time, on May 25, 2006. Approximately $159.1 million aggregate principal amount, representing approximately 91.0 percent of the outstanding principal amount of the Old Notes, were tendered for exchange. American Greetings has accepted all validly tendered Old Notes and, in exchange, will issue a like principal amount of New Notes and pay a cash exchange fee of $5.00 for each $1,000 principal amount of the Old Notes exchanged. The New Notes will be issued promptly to holders who have properly tendered Old Notes in accordance with the terms of the exchange offer.

This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell the Old Notes, the New Notes or American Greetings’ common shares. The offer was made only by means of the Offering Memorandum, as amended by amendments to Schedule TO, and the related Letter of Transmittal which was sent to holders of Old Notes and was filed with the Securities and Exchange Commission as a part of American Greetings’ Tender Offer Statement on Schedule TO, as amended. The Tender Offer Statement, and amendments thereto, are available for no charge at the Securities and Exchange Commission’s Website at www.sec.gov. The exchange offer was exempt from the registration requirements of the Securities Act of 1933, as amended, pursuant to Section 3(a)(9) thereof. American Greetings did not pay or give, directly or indirectly, any commission or other remuneration, including underwriting discounts, to any broker, dealer, salesman or other person for soliciting tenders of the Old Notes in connection with the Exchange Offer, and American Greetings did not retain any dealer manager or other agent to solicit tenders with respect to the Exchange Offer.

About American Greetings

American Greetings Corporation (NYSE: AM) is one of the world’s largest manufacturers of social expression products. Along with greeting cards, its product lines include gift wrap, party goods, candles, stationery, calendars, educational products, ornaments and electronic greetings. Located in Cleveland, Ohio, American Greetings generates annual net sales of approximately $1.9 billion. For more information on American Greetings, visit http://corporate.americangreetings.com.

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CONTACT:

Stephen J. Smith

VP, Treasurer and Investor Relations

American Greetings Corporation

216-252-4864

investor.relations@amgreetings.com

Certain statements in this release may constitute forward-looking statements within the meaning of the Federal securities laws. These statements can be identified by the fact that they do not relate strictly to historic or current facts. They use such words as “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. These forward-looking statements are based on currently available information, but are subject to a variety of uncertainties, unknown risks and other factors concerning American Greetings’ operations and business environment, which are difficult to predict and may be beyond its control. Further information concerning issues that could materially affect performance related to forward-looking statements can be found in American Greetings’ periodic filings with the Securities and Exchange Commission.